[redacted] NITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

02022285

**AL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
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| 8-47259 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAY 3 0 2002
538

NAME OF BROKER DEALER:

Western Securities Clearing Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 B Street 17th Floor
(No. and Street)

San Diego (City) California (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dallal (619) 702-9600
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 1 9 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, David Dallal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Securities Clearing Corp., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON R. CONDRA
Commission # 1271065
Notary Public - California
San Diego County
My Comm. Expires Jul 17, 2004

Signature

Chief Financial Officer

*Title*

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

**BDO Seidman, LLP**
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

## Independent Auditors' Report

Board of Directors
Western Securities Clearing Corp.
San Diego, California

We have audited the accompanying statement of financial condition of Western Securities Clearing Corp. as of March 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the financial position of Western Securities Clearing Corp. at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

April 26, 2002

# Western Securities Clearing Corp.

## Statement of Financial Condition

*March 31, 2002*

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | **$ 513,389** |
| Receivable from broker (Notes 1 and 6) | **1,384,071** |
| Securities owned, at market (Notes 1 and 3) | **85,100** |
| Due from affiliates (Note 2) | **468,824** |
| Other assets | **18,221** |
| | **$2,469,605** |
| **Liabilities and Stockholder's Equity** | |
| **Liabilities:** | |
| Accounts payable and accrued expenses | **$ 122,202** |
| Commissions payable | **456,305** |
| Taxes payable | **14,584** |
| **Total liabilities** | **593,091** |
| **Commitments and contingencies (Notes 1, 5 and 6)** | |
| **Stockholder's equity (Note 4)** | **1,876,514** |
| | **$2,469,605** |

*See accompanying summary of business and significant accounting policies and notes to statement of financial condition.*

# Western Securities Clearing Corp.

## Summary of Business and Significant Accounting Policies

**Business**

Western Securities Clearing Corp. ("Company"), is a wholly-owned subsidiary of FAS Holdings, Inc. ("Parent") and is an affiliate of First Allied Securities, Inc. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company's primary activities include offering intermediary clearance services to other broker/dealers.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

**Securities Transactions**

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Marketable securities are valued at quoted market prices and securities not readily marketable are valued at fair value as determined by the Company.

**Credit Risk**

The Company seeks to protect itself from risks associated with customer activities by requiring its customers to maintain margin collateral in compliance with regulatory requirements, the limits established by its Broker and its own internal guidelines, which are generally more stringent than regulatory margin requirements. Margin levels are monitored daily and additional collateral must be deposited as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the account into compliance with the required margin level.

Exposure to credit risk is impacted by the markets for financial instruments, which can be volatile and may impair the ability of clients to satisfy their obligations to the Company, as well as the Company's ability to liquidate any underlying collateral in the event of default.

| | |
|---|---|
| **Cash Equivalents** | Cash equivalents are highly liquid investments purchased with original maturities of three months or less and consist primarily of money market funds. |
| **Income Taxes** | The Company files a consolidated Federal income tax return and certain combined state income tax returns with its Parent and certain affiliates. For financial statement purposes, the Company's provision for Federal and state income taxes are computed on a separate basis. |
| **Use of Estimates** | The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. |

**1. Clearing Agreement**

The Company has a clearing agreement with a brokerage firm to carry its account as a customer and the accounts of its customers. The Broker has custody of the Company securities and, from time to time, cash balances which may be due from this Broker.

These securities and/or cash positions serve as collateral for any amounts due to Broker or as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firm.

The Company is subject to credit risk if the Broker is unable to repay balances due or deliver securities in its custody.

**2. Related Party Transactions**

Due from affiliates is comprised mainly of advances to the Parent and related party through common ownership.

**3. Securities Owned**

As of March 31, 2002, securities owned consist of:

| | Securities Owned |
|---|---|
| Common stock | $65,000 |
| Warrants | 20,100 |
| Total | $85,100 |

**4. Regulatory Net Capital Requirements**

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. At March 31, 2002, the Company had regulatory net capital of $1,300,199, and a regulatory net capital requirement of $100,000. The Company's net capital ratio was .046 to 1.

**5. Contingencies**

*Litigation*

The Company is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer. Several of these actions claim substantial or unspecified damages which could be material to the financial statements taken as a whole. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Company's financial condition.

**6. Financial Instruments and Credit Risk**

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker/dealers, banks and other financial institutions. If these transactions do not settle because of failure to perform by either a customer or a counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to the differences in the market values of the securities from their contract amounts.

Credit exposure may result if the Broker is unable to fulfill its contractual obligations. The Company does not engage in derivative trading activities.

# Western Securities Clearing Corp.

## Statement of Financial Condition

March 31, 2002

# Western Securities Clearing Corp.

## Contents


| | |
|---|---|
| Facing page to Form X-17A-5 | 2A |
| Affirmation of officers | 2B |
| Independent auditors' report | 3 |
| Statement of financial condition | 4 |
| Summary of business and significant accounting policies | 5-6 |
| Notes to statement of financial condition | 7-8 |